CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-1


   August 9, 2006


   United States Securities and Exchange Commission
   Division of Corporation Finance
   Washington, D.C. 20549-7010

   Attention: John Cash, Branch Chief

        RE: Form 10-K for the Fiscal Year ended December 31, 2005 Form 10-Q for the Fiscal Quarter ended March 31, 2006 File No. 1-9608

   Dear Mr. Cash:

   We are in receipt of your comment letter dated July 19, 2006 to Newell Rubbermaid Inc. (the "Company"). On behalf of the Company, we have addressed your comment letter by reproducing each comment below and providing the Company's response immediately following. We have also provided supplemental information as requested or where we believe appropriate to the response.

   FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
   ----------------------------------------------

        1.   GENERAL

             WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES OR OTHER REVISIONS, PLEASE SHOW US WHAT REVISIONS WILL LOOK LIKE IN YOUR RESPONSE. THESE REVISIONS SHOULD BE INCLUDED IN YOUR FUTURE FILINGS, INCLUDING YOUR INTERIM FILINGS WHERE APPLICABLE.

             Company's Response:

             Where appropriate the Company has provided you a copy of the revised disclosure that the Company intends to make in future filings, beginning with the Company's Form 10-Q for the fiscal quarter ended June 30, 2006.

        2.   GOODWILL IMPAIRMENT, PAGE 43

             YOU DISCLOSED THAT YOU EVALUATE GOODWILL IMPAIRMENT AT ONE LEVEL BELOW THE REPORTING SEGMENT. BASED ON YOUR DISCLOSURES IN YOUR BUSINESS SECTION AND NOTE 20 - INDUSTRY SEGMENT INDUSTRY, IT APPEARS THAT YOU MAY HAVE AGGREGATED OPERATING SEGMENTS INTO YOUR REPORTING SEGMENTS. YOU FURTHER STATE THAT THE COMPANY MEASURES THE GOODWILL IMPAIRMENT BASED UPON THE FAIR VALUE OF THE UNDERLYING ASSETS AND LIABILITIES OF THE REPORTING UNIT. AS DEFINED IN PARAGRAPH 30 OF SFAS 142, A REPORTING UNIT IS AN OPERATING



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-2


             SEGMENT OR ONE LEVEL BELOW AN OPERATING SEGMENT (REFERRED TO AS A COMPONENT). PLEASE ADDRESS THE FOLLOWING COMMENTS.

             * REVISE YOUR DISCLOSURES TO CLARIFY THE NATURE OF YOUR REPORTING UNITS. ARE THEY OPERATING SEGMENTS OR COMPONENTS OF YOUR OPERATING SEGMENTS?

             Company's Response:

             The Company will make the following revision to its disclosures to clarify the nature of its reporting units.

             Revised disclosure for Footnote 1 to the Company's 10-K:

             The Company evaluates goodwill impairment at the operating segment level (herein referred to as the reporting unit).
             If the carrying amount of the reporting unit is greater than the fair value, goodwill impairment may be present. The Company measures the goodwill impairment based upon the fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill.
             An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill.

             *    IDENTIFY FOR US YOUR REPORTING UNITS.

             Company's Response:

             The following table summarizes the Company's reporting units as of December 31, 2005:

              Reportable     Operating Segment/         Description
               Segment         Reporting Unit           of Product
              ----------     ------------------         -----------

             Cleaning &   Rubbermaid Home Products, Material handling,
             Organization Rubbermaid Commercial     cleaning, refuse,
                          Products, Rubbermaid Food indoor/outdoor
                          Services and Rubbermaid   organization, home
                          Europe/Asia               storage, food storage

             Office       Sanford North America,    Ballpoint/roller ball
             Products     Sanford Europe, Sanford   pens, markers, high-
                          Latin America and Sanford lighters, pencils,
                          Asia Pacific              correction fluids,
                                                    office products, art
                                                    supplies, on-demand
                                                    labeling products



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-3



             Tools &      Amerock, Lenox, Irwin     Hand tools, power tool
             Hardware     North America Hand Tools, accessories, manual
                          Irwin North America Power paint applicators,
                          Tools Accessories, Tools  cabinet, window and
                          Latin America and Tools   convenience hardware,
                          Europe                    propane torches, solder

             Home         Levolor/Kirsch (formerly  Drapery hardware, window
             Fashions     included, Home Decor      treatments
                          Europe and Swish UK)

             Other        Graco, Little Tikes,      Operating segments that
                          Goody and Calphalon       do not meet aggregation
                                                    criteria with other
                                                    operating segments,
                                                    including premium
                                                    cookware and related
                                                    kitchenware, hair care
                                                    accessory products,
                                                    infant and juvenile
                                                    products, including
                                                    toys, high chairs, car
                                                    seats, strollers, and
                                                    play yards

             * CLARIFY IN YOUR DISCLOSURES IF TWO OR MORE COMPONENTS OF AN OPERATING SEGMENT HAVE BEEN AGGREGATED AND DEEMED A SINGLE REPORTING UNIT.

             Company's Response:

             The Company aggregates certain of its operating segments into five reportable segments in accordance with SFAS 131. The Company's segment and corporate management regularly review the operating performance of these operating segments, but do not regularly review operating
             performance below the operating segment.   As prescribed by
             SFAS 142 paragraph 30, the Company has determined that the operating segment is the appropriate level for which to test for goodwill impairment. Furthermore, because the Company's segment management does not regularly review operating performance below the operating segment, the Company does not evaluate goodwill impairment at a component of an operating segment and accordingly has not aggregated components into a single reporting unit. The Company conducts its testing for goodwill impairment at the operating segment level and as stated in our response, will clarify the nature of our reporting units in future disclosures.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-4



             *    IF YOU ARE AGGREGATING OPERATING SEGMENTS INTO
                  REPORTABLE SEGMENTS, REVISE YOUR DISCLOSURES IN NOTE 20 TO INDICATE THIS FACT AS REQUIRED BY PARAGRAPH 26A OF SFAS 131.

             Company's Response:

             The Company will clarify its disclosure to specify that it aggregates certain of its operating segments into five reporting segments, as follows:

             Revised disclosure for Footnote 20 to the Company's Form 10-
             K:

             The Company's reporting segments reflect the Company's focus on building large consumer brands, promoting organizational integration, achieving operating efficiencies in sourcing and distribution, and leveraging our understanding of similar consumer segments and distribution channels. The Company aggregates certain of its operating segments into five reportable segments. The reportable segments are as follows:

             Segment                      Description of Products
             ------------------  -----------------------------------------
             Cleaning  &            Material handling, cleaning, refuse,
             Organization        indoor/outdoor organization, home storage,
                                                food storage

             Office Products        Ballpoint/roller ball pens, markers,
                                 highlighters, pencils, correction fluids,
                                  office products, art supplies, on-demand
                                             labeling products

             Tools & Hardware    Hand tools, power tool accessories, manual
                                   paint applicators, cabinet, window and
                                   convenience hardware, propane torches,
                                                  solder

             Home Fashions          Drapery hardware, window treatments

             Other                  Operating segments that do not meet
                                 aggregation criteria with other operating
                                  segments, including premium cookware and related kitchenware, hair care accessory products, infant and juvenile products, including toys, high chairs, car seats, strollers, and play yards



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-5



        3.   FOOTNOTE 2 - ACQUISITIONS OF BUSINESSES, PAGE 46

             WE NOTE THAT YOU HAVE NOT ASSIGNED ANY VALUE TO AMORTIZABLE INTANGIBLE ASSETS OF THE DYMO ACQUISITION. PLEASE DISCLOSE ANY SIGNIFICANT INTANGIBLE ASSETS THAT ARE LIKELY TO BE IDENTIFIED. PLEASE REFER TO SFAS 141. ALSO DISCLOSE THE FACTORS THAT CONTRIBUTED TO THE RECOGNITION OF GOODWILL. REFER TO PARAGRAPH 51 (b) OF SFAS 141.

             Company's Response:

             As part of the DYMO acquisition, the Company assigned $107.2 million to identifiable intangible assets other than goodwill, including $31.1 million of amortizable intangible assets. The Company will modify the disclosure related to its DYMO acquisition to identify the estimated fair value of the acquired intangibles separately and the factors contributing to the recognition of goodwill.

             Revised disclosure for Footnote 2 to the Company's 10-Q:

             On November 23, 2005, the Company acquired DYMO, a global leader in designing, manufacturing and marketing on-demand labeling solutions, from Esselte AB ("Esselte"). The Company preliminarily allocated the purchase price of $706 million to the identifiable assets and liabilities. As of June 30, 2006, the Company had not yet settled contractually the final purchase price adjustments with Esselte. The purchase price allocation was based on management's estimate using the assistance of appraisals at the date of acquisition as follows (IN MILLIONS):

             Current assets                   $ 30.2
             Property, plant & equipment        21.8
             Goodwill                          623.4
             Other intangible assets           109.1
             Other assets                        2.3
                                              ------
               Total assets                   $786.8
                                              ======

             Current liabilities               $35.9
             Deferred income taxes              41.7
             Other noncurrent liabilities        3.2
                                              ------
               Total liabilities               $80.8
                                              ======

             The preliminary allocation of the purchase price resulted in the recognition of $623.4 million of goodwill primarily



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-6



             related to the anticipated future earnings and cash flows of the DYMO business including the estimated effects of the integration of this business into the Office Products segment. The transaction resulted in the recognition of $109.1 million in intangible assets consisting primarily of customer lists, patents, and trademarks. Approximately $76.1 million were indefinite-lived intangible assets related to trademarks and $33.0 million related to finite-lived intangible assets that will be amortized over periods of 3 to 10 years.

        4.   FOOTNOTE 4 - RESTRUCTURING COSTS, PAGE 50

             YOU DISCLOSED REVERSALS OF RESTRUCTURING RESERVES IN THE AMOUNT OF $6.4 MILLION IN 2005 AND $14.2 MILLION IN 2004. HOWEVER, YOU DID NOT DISCLOSE THE AMOUNT OF THE RESTRUCTURING RESERVE REVERSED FOR EACH REPORTABLE SEGMENT OR THE AMOUNT OF THE RESTRUCTURING RESERVE REVERSED BY THE TYPE OF RESTRUCTURING COST RESERVE. PLEASE PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 20 OF SFAS 146 IN FUTURE FILINGS.

             Company's response:

             The Company will revise future filings by including additional disclosures regarding the reversal of restructuring reserves by segment. The Company has previously included the effect of these reversals in its restructuring footnote net of charges, including the segment rollforward tables included in the Form 10-K for the fiscal year-ended December 31, 2005, which identifies that Corporate's net provision was a credit of $3.9 million, representing the majority of the 2004 change in estimate. The Company believes that based on the materiality of the amount in question it provided adequate description indicating the nature of the reversal (i.e., greater than expected proceeds for the sale of property plant and equipment and favorable negotiations on exited contracts). In 2005, approximately 2/3 of the change in estimate related to greater than expected proceeds on the sale of property, plant and equipment and 1/3 related to favorable settlements on exited contracts. In 2004, approximately $9 million related to greater than expected proceeds on the sale of property, plant and equipment and $4 million related to the favorable negotiation on exited contracts, and the remainder related to severance which was less than expected.

             The Company will add the following disclosure to the Form 10-K for the Fiscal Year ended December 31, 2006:



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-7




             During 2005, the Company's restructuring cost included the reversal of $6.4 million, the most significant of which included $4.0 million in the Office Products segment and $1.0 million in Corporate. During 2004, the Company's restructuring cost included the reversal of $14.2 million, the most significant of which included $5.3 million related to the Home Fashions segment, $2.7 million related to the Tools & Hardware segment and $3.9 million related to Corporate.

        5.   FOOTNOTE 19- OTHER NON OPERATING (INCOME) EXPENSE, PAGE 66

             YOU EXCLUDED A GAIN OF $14,600,000 ON THE DISPOSAL OF FIXED ASSETS AND A GAIN OF $10,300,000 ON THE LIQUIDATION OF A FOREIGN ENTITY FROM OPERATING INCOME IN 2005. WE ALSO NOTE YOU EXCLUDED A $29.7 MILLION LOSS ON SALE OF BUSINESSES FROM OPERATING INCOME IN 2003. PLEASE TELL US HOW YOU DETERMINED THAT IT WAS APPROPRIATE TO EXCLUDE THESE GAINS AND LOSSES FROM YOUR OPERATING INCOME GIVEN THE GUIDANCE OF PARAGRAPH 45 OF SFAS 144.

             Company's Response:

             Paragraph 45 of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" states:

                  "A gain and loss recognized for a long-lived assets (disposed group) classified as held for sale that is not a component of an entity shall be included in income from continuing operations before taxes in the income statement. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses."

             The Company believes that it has complied with paragraph 45 of SFAS 144 by including the gains and losses recognized for the disposal of long-lived assets in income from continuing operations before income taxes. The Company considers the gains and losses associated with the sale of fixed assets and the sale of its Cosmolab business to be outside of its core operations and notes that related gains on such sales have been consistently reported as other income in the Company's financial statements, with full disclosure of the nature of the amounts in the footnotes to the financial statements.

             The Company also considered the guidance in FASB CONCEPT STATEMENT NO. 6, ELEMENTS ("FASB CONCEPT NO. 6") OF
             FINANCIAL STATEMENT which defines expense and losses as:



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-8



                  "Expense are outflows or other using up of assets or incurrence of liabilities (or a combination of both) from delivering or producing, rendering services, or carrying out other activities that constitute the entity's ongoing major or central operation."

                  "losses are decreases in equity from
                  peripheral or incidental transactions of an entity ..."

             Based on the criteria set forth in FASB Concept 6, the Company believes that any gains and losses associated with the sale of fixed assets is ancillary to the Company's central operations, which is to manufacture, source, market and distribute branded consumer products to its customers.

             While the cost of using a fixed asset in the Company's operations (i.e., depreciation expense) is recognized over its productive life as a component of operating income, the Company believes that once the asset is taken out of service and sold, any gain or loss is not part of the Company's major or central operation and should therefore be excluded from operating income, but included as a component of income from continuing operations before income taxes in accordance with SFAS No. 144. The Company further notes, in accordance with FASB statement 95, that the proceeds from the sale of such assets is not considered an operating activity in the statement of cash flows, which we believe further supports the Company's position.

             Furthermore, the Company believes that the inclusion of the $14.6 million gain on the disposal of fixed assets in 2005 is immaterial to the Company's operating income of $522.2 million. The Company also considered the 2003 loss of $29.6 million on the sale of Cosmolab immaterial to the Company's 2003 operating income of $497.6 million.

             The $10.3 million gain associated with the liquidation of the foreign entity related to the amount of accumulated currency translation adjustments. As such, the Company believes that the recognition of the accumulated currency translation adjustment in the income statement is appropriately included as other income in accordance with FASB Concept No. 6 as discussed above and paragraph 14 of SFAS 52 ("FOREIGN CURRENCY TRANSLATION"), which states:

                  "Upon the sale or upon complete or
                  substantially complete liquidation of an investment in a foreign entity, the amount



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-9



                  attributable to that entity and accumulated in the translation adjustment component of the equity shall be removed from the separate component of equity and shall be reported as part of the gain or loss on the sale or liquidation of the investment for the period during which the sale or liquidation occurred."

   FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2006
   ----------------------------------------------

        6.   FOOTNOTE 4 - GOODWILL IMPAIRMENT CHARGES, PAGE 8

             YOU DISCLOSED THAT YOU OBTAINED A BETTER INDICATION OF THE FAIR VALUE OF YOUR HOME FASHIONS SEGMENT IN THE FIRST QUARTER OF 2006. BASED ON THE APPARENT DECLINE IN FAIR VALUE, YOU PERFORMED AN IMPAIRMENT TEST OF GOODWILL OF THIS SEGMENT AND RECORDED AN IMPAIRMENT CHARGE OF $50,900,000. YOU ALSO DISCLOSED IN YOUR ANNUAL FINANCIAL REPORT THAT YOU TEST GOODWILL FOR IMPAIRMENT DURING THE THIRD QUARTER OF THE FISCAL YEAR TO COINCIDE WITH YOUR STRATEGIC PLANNING PRO-CESS. GIVEN THAT HOME FASHIONS NET SALES DECLINED BY 10% IN 2005 FROM $906,800,000 IN 2004 TO $824,000,000 IN 2005 AND
             THAT OPERATING INCOME FOR HOME FASHIONS HAS DECLINED FOR THREE STRAIGHT YEARS FROM $44,400,000 IN 2003 TO $33,000,000 IN 2004 TO 22,700,000 IN 2005, PLEASE TELL US IF YOU TESTED GOODWILL FOR IMPAIRMENT DURING THE FOURTH QUARTER OF 2005 AND IF NOT, WHY NOT. PLEASE ALSO PROVIDE US WITH A COPY OF YOUR GOODWILL IMPAIRMENT TEST FOR THE HOME FASHIONS SEGMENT AT MARCH 31, 2006 AND AT SEPTEMBER 30, AND IF TESTED, AS OF DECEMBER 31, 2005 INCLUDING THE ASSUMPTIONS USED TO PROJECT NET SALES AMOUNTS, ASSUMED NET SALES GROWTH, GROSS PROFIT MARGIN PERCENTAGE, OPERATING EXPENSES AS A PERCENTAGE OF REVENUES, CASH FLOWS OR OPERATING INCOME, PROJECTED TERMINAL
             VALUES AND CASH FLOWS DISCOUNT RATES.   HIGHLIGHT THE SIGNI-
             FICANT CHANGES IN YOUR ASSUMPTIONS USED AS OF EACH EVALUA-TION DATE. PLEASE ALSO PROVIDE US WITH ACTUAL REVENUES, GROSS PROFIT MARGIN PERCENTAGES, OPERATING EXPENSES AS A PERCENTAGE OF REVENUES AND CASH FLOWS OR OPERATING INCOME FOR THE HOME FASHIONS SEGMENT FOR THE LAST THREE YEARS.

             Company's Response:

             We provide the following information as background to facilitate an understanding of the operating segments, which as described in our response to comment 2 above, represent the level at which the Company conducts the annual goodwill impairment test. During the relevant periods, the Home Fashions segment was comprised of the following operating




   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-10



             segments: Levolor (North American Window business), Home Decor (mainland Europe business), Swish UK (United Kingdom business) and Frames Europe in 2003. The following table highlights some of the Home Fashions reporting segment financial results for the years ended December 31, 2005, 2004 and 2003:

                                         2005          2004         2003
                                         ----          ----         ----

             SALES:                     $824.0        $906.8       $901.0
             GROSS MARGIN %:               ***           ***          ***
             OPERATING INCOME:           $22.7         $33.0        $44.4
             OPERATING INCOME %:           2.8%          3.6%         4.9%

             The following table highlights the goodwill balances tested for impairment at September 30, 2005 for the operating segments within the Home Fashions reporting segment:

                                   Pre-testing    Post Testing
                                   ----------     ------------
               Levolor                  $0.4             $0.4
               Home Decor               51.1             51.1
               Swish UK                 19.5              -
                 Total                 $71.0            $51.5

             As more fully described in the footnotes to the Company's financial statements, the Company performs its annual testing for impairment in the third quarter. The impairment test includes determining the enterprise value of its various reporting units (operating segments) and comparing the enterprise value to the reporting units' net book value. The Company typically conducts this test internally using discounted cash flow analysis using assumptions included in the reporting units' annual strategic review. The Company utilizes a third party valuation specialist if the result of the internal testing identifies the potential impairment (i.e., enterprise value near or below book value).

             Q3 2005 IMPAIRMENT TESTING:

             HOME DECOR:
             ----------
             The following table summarizes the results of the third quarter impairment testing for the Home Decor reporting unit (in millions):

             Reporting unit's net book value                     $***
             Estimated enterprise value of reporting unit         ***
             Excess Enterprise value over net book value         $***


    *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-11



             The decrease in revenues and operating income in the Home Decor business necessitated a detailed review of the businesses enterprise value. During the impairment testing, the Company reviewed the operating assumptions of local management, in connection with group management challenging assumptions where appropriate, including sales growth, productivity improvements, SG&A spending and working capital. Based on the results of this testing, we concluded that an impairment write-down was not necessary.

             SWISH UK:
             --------
             During the third quarter 2005, the Company evaluated its Swish UK business for impairment based on changes in the strategic plan and as a result of continued challenges faced by the business, particularly with regard to direct imports as described below. The results of the testing indicated that there was impairment. Accordingly, the Company wrote-down the remaining goodwill as well as other long-lived assets.

             During the third quarter strategic planning process, the Company changed its plan regarding the Swish UK business in response to the retailers increasingly moving to a direct import/private label strategy in the United Kingdom. In 2004, the Company restructured its Spur UK business, a unit of Swish UK in order to improve its profitability. While the restructuring provided some benefit, the pressure from direct imports continued. In the third quarter of 2005, the Company determined that additional efforts to restructure the business to compete with the direct imports would not be the best use of the Company's resources and as a result decided to exit several low margin product lines (including product lines in the Spur business), significantly reducing the business's net sales. During 2005, Swish UK sales decreased approximately $*** million due primarily to product line rationalization as the Company phased out the Douglas Kane product line with a plan to improve overall profitability. That plan included leveraging the Swish UK distribution center as a central distribution center for the Company's Tools and Hardware, Office Products, Graco and Rubbermaid Commercial businesses as well as the continued execution of the Spur restructuring previously noted. The rationalization of additional product lines resulted in additional costs including inventory liquidation, moving costs and higher overhead costs as a percentage of sales.

             The 2005 operating cash flows for the Swish UK business were approximately $*** million due to reduction of working


    *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-12



             capital required to support the lower sales base resulting from the product line exits.

             Q4 2005 TESTING PROCEDURES:

             SFAS 142 "GOODWILL AND OTHER INTANGIBLE ASSETS" requires testing between the annual testing if certain circumstances occur subsequent to the annual testing. SFAS No. 142 provides example of factors that would warrant additional testing, including:

                  * A significant change in legal factors or in the business climate,
                  *    An adverse action or assessment by a regulator,
                  *    Unanticipated competition,
                  *    A loss of key personnel,
                  * A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of,
                  * The testing for recoverability under Statement 144 of a significant asset group within the reporting unit,
                  * Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting entity.

             The Company evaluated the condition of the Home Decor business and determined that the above-mentioned conditions were not present during the fourth quarter, although the Company continued to monitor the financial performance of the business as described below.

             During the fourth quarter of 2005, the Company reviewed key financial assumptions used to estimate the enterprise value in its third quarter impairment testing. The third quarter testing utilized information presented to executive management, including the Company's CEO and CFO by the business unit's management. That information included sales, gross margin, SG&A and operating income forecast for future years. During the fourth quarter review, the Company compared estimates made by the business unit's management during the strategic planning review to the approved 2006 budget. The Company noted that the financial assumptions included in the 2006 budget, including sales, gross margin, SG&A and operating income improved by several million dollars over those presented during the strategic planning process, and the management team presented detailed plans to improve profitability, including productivity and restructuring. The Company believes that the approved



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-13



             budget validated the assumptions used as part of the September 2005 testing and accordingly did not perform additional formal testing at that time.

             Q1 2006 TESTING:
             ---------------

             In the fourth quarter of 2005, the Company appointed a temporary CEO who ultimately accepted the position permanently in the first quarter of 2006. One of the key initiatives of the new CEO, after accepting the position permanently, was to accelerate the pace with regard to improving the Company's portfolio of businesses, in particular the divestiture of businesses that were not strategic to the Company. As a result, the Company intensified efforts around evaluating alternatives for this business, including marketing the Home Decor business for potential sale. In connection with this evaluation of alternatives, the Company obtained a preliminary offer in April 2006 which provided a better indication of market value of the business on a sale basis and determined that the business had a net book value in excess of its fair value. As a result of the revised market value estimate the Company performed an impairment analysis that indicated that the goodwill of the business was impaired. Based on its estimate of fair value, the Company concluded that it should write-off Home Decor Europe's goodwill ($50.9 million) as an impairment charge. On June 27, 2006, the Company's board of directors approved a plan to sell the Home Decor business, resulting in the business being reclassified from continuing operations to discontinued operations.

             Attached to this letter, as requested by the Staff, are copies of the Company's third quarter 2005 impairment testing, including its third quarter impairment memorandum and calculation of the enterprise value of the reporting unit, and its first quarter 2006 impairment testing.

        7.   FOOTNOTE 4 - GOODWILL IMPAIRMENT CHARGES, PAGE 8

             PLEASE ALSO PROVIDE US WITH AN ANALYSIS THAT SUMMARIZES IMPAIRMENT CHARGES AND RESTRUCTURING CHARGES ATTRIBUTABLE TO OPERATING SEGMENTS AND/OR REPORTING UNITS FOR 2005, 2004 AND 2003.

             Company's response:

             The Company has provided the information requested.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-14



             The following table identifies by operating segment the restructuring costs:

                                             2005       2004       2003
                                             ----       ----       ----

             Rubbermaid Home Products        $***       $***       $***
             Rubbermaid Food Services         ***        ***        ***
             Rubbermaid Commercial            ***        ***        ***
             Rubbermaid Europe/Asia           ***        ***        ***
                Cleaning & Organization      43.7       22.2       73.2

             Sanford North America            ***        ***        ***
             Sanford Europe                   ***        ***        ***
             Sanford Latin America            ***        ***        ***
             Sanford Asia Pacific             ***        ***        ***
                Office Products               6.8       10.3       41.9

             Amerock                          ***        ***        ***
             Irwin North America              ***        ***        ***
             Tools Latin America              ***        ***        ***
             Tools Europe                     ***        ***        ***
             Lenox                            ***        ***        ***
                Tools & Hardware             11.6        1.9       21.8

             Levolor/Kirsch                   ***        ***        ***
             Home Decor                       ***        ***        ***
             Swish UK                         ***        ***        ***
                Home Fashions                (0.2)       7.3       36.2

             Graco                            ***        ***        ***
             Little Tikes                     ***        ***        ***
             Goody                            ***        ***        ***
             Calphalon                        ***        ***        ***
                Home & Family                 8.1        6.4        3.6

             Corporate                        2.2       (3.9)      12.6

                Total                       $72.2      $44.2     $189.3


    *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-15



             The following table identifies by operating segment the impairment charge:

                                             2005       2004       2003
                                             ----       ----       ----

             Rubbermaid Home Products         ***       $***       $***
             Rubbermaid Food Services         ***        ***        ***
             Rubbermaid Commercial            ***        ***        ***
             Rubbermaid Europe/Asia           ***        ***        ***
                Cleaning & Organization        -       $11.3      $22.4

             Sanford North America            ***        ***        ***
             Sanford Europe                   ***        ***        ***
             Sanford Latin America            ***        ***        ***
             Sanford Asia Pacific             ***        ***        ***
                Office Products                -       242.8         -

             Amerock                                     ***        ***
             Irwin North America              ***        ***        ***
             Tools Latin America              ***        ***        ***
             Tools Europe                     ***        ***        ***
             Lenox                            ***        ***        ***
                Tools & Hardware              0.3        6.7        4.5

             Levolor/Kirsch                   ***        ***        ***
             Home Decor                       ***        ***        ***
             Swish UK                         ***        ***        ***
                Home Fashions                34.0       31.2        7.6

             Graco                            ***        ***        ***
             Little Tikes                     ***        ***        ***
             Goody                            ***        ***        ***
             Calphalon                        ***        ***        ***
                Home & Family                  -         1.5         -

             Corporate                                   1.6         -

                Total                        34.3      295.1       34.5

             The Company hereby acknowledges that:

                  * The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
                  * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
                  * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

    *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-16




   If you have any questions regarding our response or any related matters, please call Ronald L. Hardnock, Vice President - Corporate Controller, at (410) 785-5808, or if you can't contact him, call me at (410) 785-5806.

   Sincerely,

   Newell Rubbermaid Inc.

   By: /s/ J. Patrick Robinson
   Title: Vice President - CFO



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-17


   ATTACHMENT
   ----------


   [Newell Rubbermaid Logo]


   To:       Accounting Issues Manual

   From:     Mike Ritz; Justin Duvall

   Re:       Q3 2005 Impairment Memo

   BACKGROUND:
   ----------

   ACCOUNTING BACKGROUND - INDEFINITE-LIVED INTANGIBLES
   Newell Rubbermaid (the Company) acquired several companies over the past several years and recorded goodwill, as well as other intangible assets as a result of these acquisitions. The adoption of Statement of Financial Accounting Standards No 142, "GOODWILL AND OTHER INTANGIBLE ASSETS" ("FAS 142") on January 1, 2002 changed the accounting rules regarding goodwill and certain other intangible assets determined to be indefinite-lived assets. Prior to the adoption of FAS 142, all intangible assets, including goodwill, were amortized over the useful life of the assets or over 40 years, whichever was shorter (i.e., no indefinite-lived assets existed). As a result of the adoption of this standard, the Company identified several categories of intangible assets (goodwill, trademarks and tradenames) with indefinite-live.

   ANNUAL IMPAIRMENT TESTING
   FAS 142 requires that a company perform an annual impairment test on goodwill and other indefinite-lived intangible assets (and periodic tests if there are impairment indicators present).

   The Company conducts its annual impairment testing in the third quarter of each year because it coincides with its annual strategic planning process for all of its businesses. The Company also tests for impairment throughout the year if events or circumstances indicate that an indefinite-lived intangible asset might be impaired. The annual strategic planning provides a forum for executive management to be updated on changes in the businesses long-term strategy and to outline new initiatives that the division and group management believe to be appropriate. Specifically, a strategic plan is prepared by the executive management of each division and this plan is reviewed by the CEO and CFO. From the strategic plan sessions, executive management is then able to develop the Company's resource allocation plan over the next three years. The strategic plan generally focuses on discussing the following for each business:

   *    Market overview (current and projected)
   *    Sustainable competitive advantage of the division, if any
   *    High value-add potential
   *    Demographics
   *    Distribution base / dependency on certain channels
   *    Competitive set (weak or fragmented)


   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-18


   *    Critical mass or global potential
   * Relative risk with respect to operations, economics, financial, or geographic
   *    Financial return potential
   *    Acquisition targets
   *    Divestiture requirements

   In some instances, management has recommended divestitures or restructuring activities for certain brands, which may have an accounting impact on the long-lived intangible assets. Given that the overall strategy for each division is set during the third quarter and that this strategy could have broad ramifications across the company, we have concluded that it is most appropriate to conduct our annual impairment testing at the same time.

   As a result of the strategic plan meetings, economic and other factors, we have identified impairment issues with goodwill as well as some of the trademarks and tradenames. In addition, we considered whether there were impairment indicators on long-lived assets, including fixed assets and amortizable intangible assets. This memo details the specific considerations and results of the overall evaluation.

   ISSUES:
   ------

   This memo will address several issues, including the following:

        1. Document the Company's consideration of the FAS 144 testing criteria, including the following:

             a.   Determine if there are impairment indicators.
             b. Testing of undiscounted cash flows if an impairment indicator was present, including documenting the lowest level of cash flows for evaluation.
             c. Calculation of impairment loss to be recorded, including determination of discount rate.

        2. Document the Company's evaluation of each indefinite-lived intangible asset and the conclusion as to whether or not there is an impairment.

        3. Determine if there is evidence that any indefinite-lived intangible assets have a finite life, and conclude on the appropriate useful life.

        4. Document the Company's approach to the FAS 142 impairment testing including the following:

             a. Document the Company's process for identifying those indefinite-lived intangible assets that require valuation by an appraisal company.




   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-19


             b. Document the Company's aggregation criteria (unit of accounting) for certain indefinite-lived intangible assets.

        5. Determine what if any disclosure requirements exist, including potential 8-K disclosures for material impairment.

   ACCOUNTING GUIDANCE:
   -------------------

   LONG-LIVED ASSET TESTING GUIDANCE:
   ---------------------------------
   The relevant accounting guidance is FASB Statement No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS" (FAS
   144). FAS 144 requires that a long-lived asset be tested for impairment whenever events or changes in circumstances indicate that its carrying amount might not be recoverable through future cash flows. The guidance requires that the test be performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

   FAS 144 indicates the following:
        * Future cash flows only include the cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset/asset group. The future cash flow estimate should exclude interest charges. If alternative scenarios as to the future expected cash flows exist then a probability weighted cash flow analysis should be performed to determine the estimated fair value of the asset(s) being tested.
        * Quoted market prices should be used to estimate the value of the asset if available.
        * Present value techniques are often the best available valuation technique for valuing an asset or group of assets. If a present value technique is used to estimate the fair value of an asset the technique should be consistent with the guidance of FASB Concept Statement No. 7, "Using Cash Flow information and Present Value in Accounting Measurements." There are two permissible methods used for identifying the present value of the group of assets: (1) the first employs the use of multiple cash flow scenarios that reflect the range of possible outcomes the guidance anticipates that risk free rate will be used to value these cash flows, (2) the second method is to use one cash flow and a risk adjusted rate to present value the cash flows.

   INDEFINITE-LIVED INTANGIBLE ASSETS TESTING GUIDANCE:
   ---------------------------------------------------
   Annual testing for impairment is required under FAS 142 on all indefinite-lived intangible assets; additional testing throughout the year should be performed if events or changes in circumstances indicate that the asset might be impaired.




   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-20

        "The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an equal to that excess."

   The guidance also discusses a unit of accounting method for purposes of performing the required FASB Statement No. 142 testing on the indefinite-lived intangible assets. This EITF 02-7 Issue provides guidance for determining the unit of accounting in testing indefinite-lived intangible assets for impairment:

        "The Task Force reached a consensus that separately recorded indefinite-lived intangible assets, whether acquired or internally developed, should be combined into a single unit of accounting for purposes of testing impairment if they are operated as a single asset and, as such, are essentially inseparable from one another. The Task Force agreed that determining whether several indefinite-lived intangible assets are essentially inseparable is a matter of judgment that depends on the relevant facts and circumstances and that the indicators set forth below should be considered in making that determination. The Task Force agreed that none of the indicators should be considered presumptive or determinative.

        Indicators that two or more indefinite-lived intangible assets should be combined as a single unit of accounting for impairment testing purposes:

             The intangible assets were purchased in order to construct or enhance a single asset (that is, they will be used together).

             Had the intangible assets been acquired in the same acquisition they would have been recorded as one asset.

             The intangible assets as a group represent the highest and best use of the assets (for example, they yield the highest price if sold as a group). This may be indicated if (a) it is unlikely that a substantial portion of the assets would be sold separately or (b) the sale of a substantial portion of the intangible assets individually would result in a significant reduction in the fair value of the remaining assets as a group.

   The marketing or branding strategy provides evidence that the intangible assets are complementary."






   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-21

   GOODWILL IMPAIRMENT TESTING GUIDANCE:
   ------------------------------------
   Identification of the Reporting Units to Test for Goodwill Impairment
   ---------------------------------------------------------------------
   Annual testing for impairment is required under FAS 142; additional testing throughout the year should be performed if events or changes in circumstances indicate that the asset might be impaired. The guidance further requires that the testing for impairment be performed at a reporting unit level which is defined as:

        "An operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics."

   Testing for Impairment of Goodwill
   ----------------------------------
   After the reporting unit is identified, the Company must determine if there is impairment. The first step of the impairment test is to compare the fair value of the reporting unit to the carrying amount, including goodwill. The second step is to measure the amount of impairment loss, if any. FAS 142 paragraphs 23 to 25 identify the specific methodology to be used in determining the fair value of a reporting unit:

        "The fair value of an asset (or liability) is the amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Thus, the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.

        "If quoted market prices are not available, the estimate of fair value shall be based on the best information available, including prices for similar assets and liabilities and the results of using other valuation techniques. If a present




   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-22

        value technique is used to measure fair value, estimates of future cash flows used in that technique shall be consistent with the objective of measuring fair value. Those cash flow estimates shall incorporate assumptions that marketplace participants would use in their estimates of fair value. If that information is not available without undue cost and effort, an entity may use its own assumptions. Those cash flow estimates shall be based on reasonable and supportable assumptions and shall consider all available evidence. The weight given to the evidence shall be commensurate with the extent to which the evidence can be verified objectively..."

        In estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue or a similar performance measure may be used if that technique is consistent with the objective of measuring fair value. Use of multiples of earnings or revenue in determining the fair value of a reporting unit may be appropriate, for example, when the fair value of an entity that has comparable operations and economic characteristics is observable and the relevant multiples of the comparable entity are known. Conversely, use of multiples would not be appropriate in situations in which the operations or activities of an entity for which the multiples are known are not of a comparable nature, scope, or size as the reporting unit for which fair value is being estimated."

   Calculation of Goodwill Impairment
   ----------------------------------
   The guidance states that best estimate of goodwill impairment would be based on a purchase price allocation methodology. The approach required that both recognized and unrecognized net assets should be deducted from the fair value of the reporting unit to determine the implied goodwill.

   Order of Impairment Testing
   ---------------------------
   FAS 142 and 144 require that amortizable long-lived assets be tested for impairment prior to the testing of indefinite-lived intangibles. Goodwill is tested subsequent to the testing of specific indefinite-lived intangible assets. The following list identifies the impairment testing process:

        1. Test for impairment of long-lived assets, such as property, plant and equipment and amortizable intangibles, such as patents or non-compete agreements.
        2. Test for impairment of indefinite-lived intangible assets, such as trademarks and tradenames.
        3.   Test for impairment of goodwill.







   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-23


   SECTION 1:  LONG-LIVED ASSETS (PP&E, PATENTS, OTHER AMORTIZABLE
   ASSETS)

   PROCESS FOR TESTING LONG-LIVED ASSETS:
   -------------------------------------
   As prescribed by FAS 144, the Company tests for impairment if events or changes in circumstances exist that indicate impairment may exit. In the third quarter, the Company noted impairment indicators exist in the Swish UK and Cookware Europe businesses due to expected changes in the strategic plan resulting from the annual strategy review. The current strategy includes the potential sale or liquidation of the Spur business within Swish UK as well as the potential sale of the Cookware Europe business. See separate memo and analysis for Cookware Europe. As a result of the revised strategy, the Company performed cash flow analysis at the lowest level of identifiable cash flows.

   CASH FLOW ESTIMATION
   --------------------
   The FAS 144 guidance requires that the cash flows used to test for impairment be identified and tested based on the primary asset. In this regard, indefinite-lived intangible assets cannot be the primary asset. The Company has considered this guidance in it's testing approach and considered the individual asset to be the primary asset when testing the held for sale assets (i.e., the asset that is most significant in generating the cash flows).

   For the asset groups where we noted impairment indicators, we developed estimates of future cash flows, primarily by location.
   Based on the operations we utilized the business's strategic plan financial statements. The plan included forward-looking income statements, balance sheets and cash flow data, including working capital %, depreciation and capital spending. As the strategic planning process utilized by the divisions only extends forward three years, we developed longer-term estimates of cash flows through discussion with the executives at the business, based on the remaining useful life of the primary asset.

   Under FAS 144 you can only evaluate using direct costs to the asset group. We estimated this reduction by discussing with the business controller the direct cost (historic costs) that the business required and excluded the residual costs. Furthermore, we had the business (Division Controller) review the data utilized and confirm that the data used to estimate the cash flow of the businesses were appropriate based on information available now. We believe these cash flows are our best estimate of the business as of today, but note that it is inherently difficult to estimate the operating results of the business for periods up to eight years.

   Based on the undiscounted cash flows of the business we determined whether additional testing was required (i.e., the determination of fair market value of the assets). If the sum of the undiscounted cash flows exceeds the value of the assets being tested no impairment




   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-24


   exists, and no further testing is required. However, if the sum of the undiscounted cash flows does not exceed the value of the assets being tested then impairment is present and the Company must determine the amount of the impairment charge by comparing the fair value of the asset group to the book value.

   Swish UK ($14.6 million)
   As a result of the strategic plan meeting, management determined that changes in strategic direction in it's Swish UK business was warranted. The change in direction is the result of unsuccessful cost cutting and restructuring efforts over the past few years and the movement by retailers to non-branded low cost suppliers. The current plan includes liquidating portions of the business, primarily in the United Kingdom and restructuring and/or selling other portions of the business assets, including facilities. Based on this review, and through our initial impairment analysis process we have determined that impairment indicators exist on the Swish UK businesses long-lived asset as well as its indefinite lived assets. The following table identifies the charges taken at Swish UK related to our review:

         Description /                                       Impairment
         Asset Category            Impairment Indicator      Recognized
         --------------            --------------------      ----------

   Fixed Assets              Change in strategy & continued        $2.6
                             weaker than expected results
   Trademarks (Finite Life)  after restructuring efforts -         12.0
                             possible liquidation of assets

   Total Long-lived                                               $14.6
   Impairment

   To evaluate the business's long-lived assets for impairment we performed cash flow evaluation. We have described our process for estimating fair value above under the caption "Cash Flow Estimation." In estimating the cash flows, the Company identified the machinery & equipment to be the primary assets for the Swish UK business. The machinery and equipment is the assets that derive the majority of the business cash flow. Accordingly, the Company used the estimated useful lives of the machinery and equipment to estimate the cash flows (i.e., the number of years). As the cash flows are expected to be negative, we believe fair value is the amount we could receive upon selling the existing assets.

   The method for estimating fair value included inquiries of internal management personnel as well as industry standards. For the land and building we utilized the expertise of the Director of Corporate Real Estate. The Director, with assistance from local internal management, estimated the value the land and building by estimating the average price paid per square foot for space within the market and multiplying that rate by the square footage of the buildings that we own. In addition, Corporate Real Estate worked with local real estate




   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-25


   professionals to verify the rates used in the respective markets were appropriate and that the overall estimated fair value that we determined was consistent with the third party real estate firm's opinion. We estimate the impairment on land and building of the Swish UK business to be $0.8 million, the difference between the estimated fair market value and the net book value, see separate analysis. The entire impairment related to the Ashbourne facility. In addition, fair value analysis was not performed on the Fradley facility due to the projected cash flows of the facility. The Fradley is the primary distribution facility for the Swish UK and Home Decor business in the UK and is planned to add incremental volume from several of our other businesses, including Sanford and RCP. Accordingly, the asset base should be fully recovered as the other businesses are very profitable.

   For machinery and equipment and other fixed assets we estimated the value of the assets by having the division's operational personnel estimate the selling value of the assets using an orderly liquidation approach of twelve months. The divisions operation personnel are actively involved the procurement of new machinery, accordingly they are very familiar with the market related to their machinery and equipment and the respective their value in the secondary market. Generally, the machinery and equipment in the Swish UK business are not specific to our production and therefore a secondary market exists for these machines. Based on the current market conditions we do not anticipate being able to recover a significant portion of the asset costs through a sale in the secondary market. In aggregate, we have estimated that we will be able to recover approximately ***% of the identified asset base. We believe this is appropriate given the current market condition, and is consistent with our realized recovery rates on other auctions and sales in this region.

   The business has two finite-lived trademarks that are currently being amortized over a five-year period. We estimated the fair value of these trademarks based on what we believe a third party would be willing to pay for the trademarks. Based on the current financial outlook represented in the business's strategic plan and the change in the market condition in the United Kingdom (i.e., the retailers moving to a non-branded sourced private label strategy), we believe the trademarks have no value.

   Based on our fair value estimates of the land and buildings, machinery and equipment, and the trademarks we estimated the individual residual value of each asset base and compared that to the current carrying value of those assets and recorded an impairment charge for the difference.

   SECTION 2: INDEFINITE LIVED ASSETS
   THE COMPANY'S PROCESS FOR TESTING INDEFINITE-LIVED ASSETS:
   ---------------------------------------------------------
   In 2005, the Company conducted its annual impairment test of indefinite-lived assets in the third quarter utilizing financial data provided by the relevant division in their strategic plan. The

   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-26

   Company reviewed every indefinite-lived intangible asset for impairment in accordance with FAS 142. See separate memo documenting the appropriateness of the indefinite lives for the intangibles.

   The following table lists all of the indefinite lived trademarks/names, their respective net book value and the impairment charge recorded, if any:

                                   Testing    Net Book    Impairment
    Description / Asset Category  Strategy     Value      Recognized
    ----------------------------  --------    --------    ----------
   Sanford:
       Prismacolor                   DCF        $***            -
       Papermate & Liquid Paper      DCF         ***            -
       Parker Pen                    DCF         ***            -

   Tools & Hardware:
       Lenox                         DCF         ***            -
       American Tool                 DCF         ***            -
       Irwin                         DCF         ***            -
       Marathon                      DCF         ***            -
       Quick-grip                    DCF         ***            -
       Speedbor                      DCF         ***            -
       Straight-Line                 DCF         ***            -
       Unibit                        DCF         ***            -
       Vise-Grip                     DCF         ***            -
       ***                        No future      0.3          0.3
                                   use or
                                  market to
                                    sell
       Bernzomatic (Sterling)        DCF         ***            -

       Levolor                       DCF         ***            -

         Total                                  $***         $0.3


        *  DCF - Discounted Cash Flows
        ** As a result of the ATC acquisition we acquired several trademarks with value less than $0.1 million individually, all of which have no future sales projection. They were grouped for simplicity purposes due to their immaterial nature.

   We utilized the guidance of EITF 02-7 to test the intangible asset of the Company's businesses. For certain of these trademarks such as Lenox, the value was determined based on the division's financial forecast, while for others the value was based on a more specific product line financial forecast. Those forecasts estimate the worldwide value of the trademarks as these assets were typically acquired in the same acquisition and the brands are globally marketed and management control over brand strategy is performed on a worldwide basis (e.g., Global Strategic Business Units ("SBU")).

   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.




   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-27

   CASH FLOW ESTIMATION:
   -------------------
   To estimate the cash flows of the operations we utilized the business's strategic plan financial statements. The plan included forward-looking income statements, balance sheets and cash flow data, including working capital %, depreciation and capital spending. As the strategic planning process utilized by the divisions only extends forward three years, we developed longer-term estimates of cash flows through the use of terminal value. We estimated the long-term growth rate based on discussions with the businesses as appropriate.

   The Company estimated cash flows by utilizing the estimated income of the respective business and adding back depreciation and subtracting the required capital spending to maintain the business. We focused on the following components to ensure that the cash flow projection was accurate; revenue trends, gross margin percentage, SG&A percentage and operating income % as well as depreciation and capital spending.

   We used present value techniques utilizing a risk-adjusted rate of ***% to estimate the fair value of the trademarks. We believe that this approach is the most appropriate as there are not ready markets for specific brands that we were analyzing (i.e., there were no quoted markets to use, to estimate the value of the brands). Based on the results of the analysis, the Company compared the net present value of the cash flows to the carrying value of the intangible assets to determine if impairment existed. If the fair value of the intangible assets exceeded the carrying value no additional procedures were performed. If the carrying value of the asset exceeded the fair value an impairment charge was recorded to write the asset down to its fair value.

   We utilized ***% as the risk adjusted rate because it is the rate that we believe an investor would utilize to estimate the value of the trademarks if we were to sell the trademarks. We estimated this rate by using a debt to equity ratio of 40% debt and 60% equity. We further utilized a ***% pre tax cost of debt and a ***% cost of equity. The after tax weighted average cost of capital was estimated at ***% using this method. We rounded the rate up to ***%. We verified the pre-tax cost of debt with that used by the third party appraiser for our goodwill valuation.

   Based on our testing, the Company determined that the majority of its indefinite-lived assets were not impaired, see table above. However, several individually insignificant trademarks and tradenames resulting from the American Tool Acquisition were determined to be impaired. During the Company's evaluation of these trademarks and tradenames the Company determined that the Tools & Hardware business had no current plan to market under any of these brands. As a result, the Company recorded an impairment charge for $0.3 million, their entire book value.

   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.





   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-28

   SECTION 3: GOODWILL
   For a listing of the Company's goodwill, refer to exhibit  ________.

   IDENTIFICATION OF THE REPORTING UNITS TO TEST FOR GOODWILL IMPAIRMENT:
   As part of the testing approach, the Company identified the reporting units as prescribed by FAS 142 paragraph 30, which the Company believes is its operating segments.

   IMPAIRMENT TESTING:

   INITIAL SCREENING APPROACH (FAS 142):
   ------------------------------------
   After identifying all of the reporting units, we performed an initial screening to identify businesses that may be impaired. The accounting rules allow several valuation techniques for estimating the fair value of a business, including quoted market price, multiple of sales/earnings or some other financial matrix in addition to discounted cash flows. In estimating the fair value of the reporting units, we used a two-step approach. The initial screening method we used to estimate the fair value of the reporting units was a multiple of our full year estimated 2005 EBITDA. We believe that this approach is consistent with the initial approach used by the Company at the time of the adoption of FAS 142, and remains a useful tool for identifying potential impairment. In addition to the EBITDA screening method described above, the Company also considered other impairment indicators such as potential plans to sell or exit product lines that were identified in the strategic planning process.


   As noted above, the initial evaluation method used to determine fair value was the EBITDA Multiple Approach. To estimate the EBITDA multiple that should be used, we referred to the 2005 Mid-Year M&A Market Analysis prepared by Baird, (Exhibit _____). Baird is a well-respected investment-banking company that the Company has utilized in the past for mergers as well as other deals. The Baird analysis provided current market data including EBITDA multiples for recent middle market M&A deals. The analysis further stratified the multiple by deal size (e.g., a deal worth $200 million typically had a higher multiple than a deal worth $50 million). The Baird analysis stratified the EBITDA multiple into three categories.

   Our analysis only utilized the lower two categories (i.e., 8.6x and 10.5x EBITDA) to value the reporting units. For certain of our reporting units that would have exceeded the 10.5x EBITDA category, we conservatively used the 10.5x EBITDA multiple to value the reporting unit. To identify whether our reporting units should be valued using the lower multiple of 8.6x EBITDA (>100M) or the higher multiple of 10.5x EBITDA (<$100M), we estimated the value of the reporting units using the lower multiple first. If the lower multiple times the 2005 estimated EBITDA indicated a value greater than $100 million, we recalculated the value using the higher multiple to value the reporting unit. For further evaluation of this calculation please




   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-29

   refer to Exhibit _______. However, if the estimated value under the EBITDA Multiple Approach was in excess of the book value no additional testing was performed.

   After the entire population was screened, we determined that additional analysis was required on the Home Decor Europe and Swish UK business. We identified the Home Decor business based on its recent operating performance declines vs. budget and vs. prior years. We identified the Swish UK business based on several factors, including the continued weakness in its operating performance as well as the recent change in its strategic plan presented during the strategic operating reviews. For further evaluation of this analysis please refer to Exhibit _______ and discussion below regarding Specific Impairment Analysis.

   SPECIFIC IMPAIRMENT ANALYSIS (FAS 142):
   --------------------------------------
   For the reporting units that had fair value significantly less than book value in the initial screening (based on the EBITDA Multiple Approach), we performed long-term cash flow analysis and present value techniques based on the division's current strategic plan to more precisely estimate the fair value of the business. We believe this is consistent with how third parties would value the business and is consistent with how Newell values potential acquisition targets. The long-term cash flow analysis calculated a fair value of the business (net present value of the long-term cash flows) that was less than the carrying value of the business being evaluated. Based on the evaluation the Company determined that a third party valuation company should be utilized to assist with valuing the Swish UK business. We utilized the services of Enterprise Appraisal Company to assist us in this evaluation. Enterprise Appraisal specializes in FAS 142 valuation as well as other business valuations. For a description of the appraiser's qualification, please refer to the Swish UK valuation Exhibit _______.

   As noted above, the Company performed a second internal analysis to determine fair value of the Home Decor business. That analysis included estimating the cash flows of the business based on information provided by the business in their strategic planning process. The information included forward-looking income statement information from sales through operating income. It also included balance sheet and cash flow data such as working capital % and depreciation and capital spending plans. Based on the result of that discounted cash flow evaluation the business was determined to have a value greater than its book value.

   The strategic plan utilized only extended forward through 2009; accordingly, we had significant discussion with the business representatives with regards to what they believed the operating trends would be out past the three-year strategic planning horizon. We developed our cash flow estimate by utilizing the estimated income of the business and adding back depreciation and subtracting the




   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-30

   required capital spending to maintain the business. Accordingly, we focused on the following components to ensure that the cash flow projection was accurate; revenue trends, gross margin percentage, SG&A percentage and operating income % as well as depreciation and capital spending. We believe these cash flows are our best estimate of the business as of today, but note that it is inherently difficult to estimate the operating results of a business for periods of up to eight years given the uncertainty of results in a longer horizon. For a detailed calculation of the cash flows and assumptions used to estimate the net present value (fair market value) of our Swish UK business, please refer to the exhibits noted above in the table.

   Furthermore, the Company compared the future operating performance with past result and known changes in the business to ensure that the forward-looking operating performance was reasonable. We noted that the current downturn in the business's operating performance is primarily due to the poor economic environment in a couple of its European markets (e.g., the Southern European market is in recession). The division management expects that the economic environment will improve as the economic recession ends.

   As noted above, prior to utilizing Enterprise Appraisal Company to assist in valuing the Swish UK business we performed a second internal analysis to determine fair value. That analysis included estimating the cash flows of the business based on information provided by the business in their strategic planning process. The information included forward-looking income statement information from sales through operating income. It also included balance sheet and cash flow data such as working capital % and depreciation and capital spending plans.

   The strategic plan utilized only extended forward three years; accordingly, we had significant discussion with the business representatives with regards to what they believed the operating trends would be out past the three-year strategic planning horizon.
   We developed our cash flow estimate by utilizing the estimated income of the business and adding back depreciation and subtracting the required capital spending to maintain the business. Accordingly, we focused on the following components to ensure that the cash flow projection was accurate; revenue trends, gross margin percentage, SG&A percentage and operating income % as well as depreciation and capital spending. We believe these cash flows are our best estimate of the business as of today, but note that it is inherently difficult to estimate the operating results of a business for periods of up to eight years given the uncertainty of results in a longer horizon. For a detailed calculation of the cash flows and assumptions used to estimate the net present value (fair market value) of our Swish UK business, please refer to the exhibits noted above in the table.

   As noted above, we used the services of Enterprise Appraisal Company to assist in the valuation of the Swish UK business. The Company provided them with the following items for purposes of their review:




   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-31

        1.   a brief description of the business
        2. the markets that the business operates in and key customers and competitors
        3. past, current and forward looking P&L, balance sheet and cash flow information

   We also shared the Company's current business plan with them to better assist them in valuing the business. The Company indicated that its current business plan includes the liquidation and potential sale of certain portion of the business. Furthermore we indicated that the business was experiencing intense competition from low cost private label imports and management believes the trend will continue at the retail level.

   As noted in the valuation performed by Enterprise Appraisal Company the method used to value the business was a discounted cash flow analysis, please refer to Exhibit _______. Swish UK is not publicly traded independent of the Company, and therefore no quoted market prices were available. In addition to the lack of quoted values, there were no recent M&A deals of businesses with similar characteristics for the valuation company to utilize to compute a fair value. Accordingly, they used the discounted cash flow method to value the business. As noted above, we provided forward looking information (2006 - 2013 estimates) regarding the business including sales, GM%, SG&A% and tax rate assumptions as well as other balance sheet and cash flow information as requested. For more specific information about the assumptions used in future years, please refer to the valuation at Exhibit _______. In addition to the information that we provided them regarding our outlook on the business they utilized an industry average as well as other tools to evaluate the appropriateness of the figures we provided. They determined the discount rate utilized based on a number of factors, including risk premiums for size of business, capitalization mix and other factors. Please refer to Exhibit _______ for a more detailed discussion of their methodology.

   The historical and future performance estimates were based on data provided to Enterprise Appraisal Company in the third quarter of 2005.

   BOOK VALUE CALCULATION:
   ----------------------
   To determine the carrying value of Swish UK's net assets we reviewed the balance sheet of the business as of June 30, 2005 and adjusted it for intercompany receivables/liabilities, investment in subsidiaries, and certain assets and liabilities reported on corporate books such as goodwill, other intangible assets, purchase accounting reserves, legal and EPA, pension reserves, as well as other contingencies.

   For purposes of evaluating the net assets, we have excluded the cumulative currency translation adjustment from the net assets of the business. We believe guidance in EITF 01-05, "Application of FASB Statement No. 52 to an Investment Being Evaluated for Impairment That




   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-32

   Will Be Disposed Of" provides analogous guidance. As noted in paragraph 3 of Issue 01-5, "Statement 52, as interpreted by Interpretation 37, it is clear that no basis exists to include the CTA in an impairment assessment if that assessment does not contemplate a planned sale or liquidation that will cause reclassification of some amount of the CTA. The Company has not yet determined the magnitude of the liquidation to determine if a reversal of CTA will be required. Therefore, we believe that only if the Company has committed to a plan that will cause the CTA for the reporting unit to be reclassified to earnings should the CTA be included as part of the carrying amount of the reporting unit when testing goodwill of the reporting unit for impairment. As of September 30, 2005, the Company has not committed to a planned sale or other liquidation for any of its business units.

   Calculation of Impairment:
   -------------------------
   FAS 142 required the purchase price allocation method for determining impairment of goodwill as described above. Accordingly, we valued the working capital, fixed assets and other intangible assets of Swish UK at their respective fair value to determine the goodwill impairment. We estimated that the book value of working capital approximates the fair value. Furthermore, we used the fair value of the fixed assets and intangibles, as determined above to evaluate whether goodwill impairment exists. If the net book value of goodwill exceeded the derived fair value of goodwill, impairment was recorded. For a reconciliation of the carrying value of goodwill by reporting unit, please refer to Exhibit ________.

   To determine if any impairment exists with regards to goodwill the Company performed the purchase price allocation method noted above. Based on the evaluation of the purchase price allocation methodology we have determined that impairment exists in the Swish UK business. For details of the calculation to determine the impairment please refer to Exhibit _______.






















   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-33


    Description /                                     Impairment
    Asset Category     Impairment Indicator           Recognized
    --------------     --------------------           ----------

    Goodwill           Annual testing and the change        19.4
                       in strategy & continued
                       weaker than expected results
                       after restructuring efforts
                       (tested based on enterprise
                       value)


   CONCLUSION:
   ----------
   We have determined based on the above noted tests of long-lived assets, indefinite-lived intangible assets (trademarks), and goodwill that impairment in the amount of approximately $34.0 million exists; all of which is related the Company's Swish UK business. Due to the materiality of the charge, the Company has disclosed the impairment charge via an 8-K filing and will include the description of the charge in the MD&A and footnotes of its 10Q filing as of September 30, 2005. As prescribed by the Securities and Exchange Commission Rules an 8-K must be issued within four business days of a material event. The triggering date for this impairment was the date that the audit committee approved the charge, and the Company issued the 8-K within the four-business day guidance.

   The following table identifies the charge by asset classification:

                     Long-lived
       Business        Assets       Trademarks     Goodwill      Total
       --------        ------       ----------     --------      -----

       Swish UK         $2.6          $12.0          $19.4       $34.0

   We have also evaluated all of the indefinite-lived assets (trademarks and tradenames) companywide, see separate memo.

























   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-34


   ATTACHMENT
   ----------



    NEWELL RUBBERMAID, INC
    GOODWILL IMPAIRMENT ANALYSIS
    EBITDA ANALYSIS
    SEPTEMBER 30, 2005
    AMOUNTS IN MILLIONS




                               2005 EST ADJ    EBITDA    ESTIMATED                EST VALUE VS.   POTENTIAL
    DIVISIONS       GOODWILL      EBITDA      MULTIPLE     VALUE     NET ASSETS       ASSETS      IMPAIRMENT
    -------------   --------   ------------   --------   ---------   ----------   -------------   ----------
    Levolor Kirsh     0.4           ***          ***        ***          ***           ***            ***
    Home Decor       51.5           ***          ***        ***          ***           ***            ***
    Swish UK         19.4           ***          ***        ***          ***           ***            ***



























    *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.




   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-35




   NEWELL RUBBERMAID
   HOME DECOR IMPAIRMENT ANALYSIS
   SEPTEMBER 30, 2005




   Total Net Assets                             $***

   Less:  Cash                                   ***
                                                ----
   Net Assets of Business for Testing            ***


   Estimated Enterprise Value                    ***
                                                ----

   Excess value over NBV                        $***
                                                ====























    *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-36





                                                      NEWELL RUBBERMAID INC.
                                                            HOME DECOR
                                                   PROJECTED INCOME STATEMENTS
                                                      (DOLLARS IN MILLIONS)

                                                                                                    Projections
                                      -------------     ----------------------------------------------------------------------
                                         12 mths            12 mths            12 mths           12 mths            12 mths
                                      ended 6/30/05      ended 6/30/06      ended 6/30/07     ended 6/30/08      ended 6/30/09
                                      -------------      -------------      -------------     -------------      -------------
                                                           $        %         $       %        $         %        $          %
                                                             Year 1            Year 2            Year 3              Year 4
                                                         -------------      -------------    ----------------   ----------------
     INCOME STATEMENT:
       Revenue growth                                                        ***              ***                 ***
       Net sales                         $ ***          $ ***     ***       $***     ***    $ ***      ***      $ ***     ***
       Cost of products sold                              ***     ***        ***     ***      ***      ***        ***     ***
                                         -----          -----              -----            -----               -----
       GROSS INCOME                        ***            ***     ***        ***     ***      ***      ***        ***     ***

       Selling, general, and
         administrative expenses                          ***     ***        ***     ***      ***      ***        ***     ***
                                         -----          -----              -----            -----               -----
         OPERATING INCOME                  ***            ***     ***        ***     ***      ***      ***        ***     ***

       Income taxes                        ***            ***     ***        ***     ***      ***      ***        ***     ***
                                         -----          -----              -----            -----               -----
         DEBT-FREE INCOME                  ***            ***     ***        ***     ***      ***      ***        ***     ***
                                         =====          =====              =====            =====               =====

       Depreciation & amortization
          expense                                         ***     ***        ***     ***      ***      ***        ***     ***
       Capital Expenditures                               ***     ***        ***     ***      ***      ***        ***     ***
                                                        -----              -----            -----               -----

         CASH FLOW BEFORE W/C
           ADJUSTMENT                                     ***                ***              ***                 ***

       W/C Adjustment to cash flow                        ***                ***              ***                 ***
                                                        -----              -----            -----               -----

         DEBT-FREE CASH FLOW                              ***                ***              ***                 ***
                                                        =====              =====            =====               =====

     FIXED ASSET PRESENT VALUE:
         Cash Flow Excluding Taxes                        ***                ***              ***                 ***
         Risk Free Discount rate
           (Used for Fixed Asset Test)                    ***                ***              ***                 ***
         Present Value of Cash Flow
           for Fixed Asset                                ***                ***              ***                 ***

    *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-37



     INDEFINITE LIVED ASSET PRESENT VALUE:
         Long-term Discount Rate                          ***                ***              ***                 ***
         Present Value of Cash flow for
           Indefinite Lived Assets                        ***                ***              ***                 ***

       RESIDUAL VALUE:
         Residual cash flow
         Capitalization rate
         Residual value
         Discount factor
         Present value of residual value

           Indicated fair value for
            Indefinite Lived Asset Test

     WORKING CAPITAL ADJUSTMENT CALCULATION:

       Working Capital                                    ***     ***        ***     ***      ***      ***        ***     ***
                                                                  ---                ---               ---                ---
                                                                  ***                ***               ***                ***
                                                          W/C%    ***        W/C%    ***      W/C%     ***       W/C%     ***


     ASSUMPTIONS:
                                                        Risk Free          Long-term
     Discount Rate                                        ***                ***

     Revenue Growth                                       ***                ***              ***                 ***

     Annual Productivity
       COGS                                               ***                ***              ***                 ***
       SG&A                                               ***                ***              ***                 ***





    *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-38




                                                                                      Projections
                                                         -----------------------------------------------------------------------
                                                           12 mths            12 mths           12 mths            12 mths
                                                         ended 6/30/10      ended 6/30/11     ended 6/30/12      ended 6/30/13
                                                         -------------      -------------     -------------      -------------
                                                           $        %         $       %        $         %        $          %
                                                             Year 5            Year 6            Year 7              Year 8
                                                         -------------     --------------    ----------------   ----------------

     INCOME STATEMENT:
       Revenue growth                                    ***                ***               ***                ***
       Net sales                                        $***       ***     $***       ***    $***         ***   $***         ***
       Cost of products sold                             ***       ***      ***       ***     ***         ***    ***         ***
                                                        ----               ----              ----               ----        ----
       GROSS INCOME                                      ***       ***      ***       ***     ***         ***    ***         ***

       Selling, general, and
         administrative expenses                         ***       ***      ***       ***     ***         ***    ***         ***
                                                        ----               ----              ----               ----        ----
         OPERATING INCOME                                ***       ***      ***       ***     ***         ***    ***         ***

       Income taxes                                      ***       ***      ***       ***     ***         ***    ***         ***
                                                        ----               ----              ----               ----
         DEBT-FREE INCOME                                ***       ***      ***       ***     ***         ***    ***         ***
                                                        ====               ====              ====               ====        ====

       Depreciation & amortization
          expense                                        ***       ***      ***       ***     ***         ***    ***         ***
       Capital Expenditures                              ***       ***      ***       ***     ***         ***    ***         ***
                                                        ----               ----              ----               ----

         CASH FLOW BEFORE W/C
           ADJUSTMENT                                    ***                ***               ***                ***

       W/C Adjustment to cash flow                       ***                ***               ***                ***
                                                        ----               ----              ----               ----

         DEBT-FREE CASH FLOW                             ***                ***               ***                ***
                                                        ====               ====              ====               ====

     FIXED ASSET PRESENT VALUE:
         Cash Flow Excluding Taxes                       ***                ***               ***                ***
         Risk Free Discount rate
           (Used for Fixed Asset Test)                   ***                ***               ***                ***
         Present Value of Cash Flow
           for Fixed Asset                               ***                ***               ***                ***         ***

     INDEFINITE LIVED ASSET PRESENT VALUE:
         Long-term Discount Rate                         ***                ***               ***                ***
         Present Value of Cash flow for
           Indefinite Lived Assets                       ***                ***               ***                ***         ***


    *** Confidential Treatment requested; certain information has been omitted and filed separately with the Commission Staff.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-39



       RESIDUAL VALUE:
         Residual cash flow                                                                   ***
         Capitalization rate                                       ***                        ***
                                                                                             ----
         Residual value
         Discount factor                                      Discount rate                               ***
                                                                                                          ***
         Present value of residual value                           ***                                   ----                ***
                                                                                                                            ----

           Indicated fair value for
            Indefinite Lived Asset Test                                                                                      ***

     WORKING CAPITAL ADJUSTMENT CALCULATION:

       Working Capital                                   ***       ***      ***       ***     ***         ***    ***         ***
                                                                  ----               ----                ----               ----
                                                                   ***                ***                 ***                ***
                                                        W/C%       ***      W/C%      ***     W/C%        ***    W/C%        ***


     ASSUMPTIONS:

     Discount Rate

     Revenue Growth                                      ***                ***               ***                ***

     Annual Productivity
       COGS                                              ***                ***               ***                ***
       SG&A                                              ***                ***               ***                ***













    *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.


   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-40


   NEWELL RUBBERMAID INC. AND SUBSIDIARIES
   CONSOLIDATED BALANCE SHEETS
   (Dollars in millions)
   HOME DECOR EXCLUDING SWISH UK
   JUNE 30, 2005


                                                        HOME DECOR
                                                        ----------

     ASSETS
     CURRENT ASSETS:
       Cash and Equivalents                              $   ***
       Accounts receivable, net                              ***
       Inventories, net                                      ***
       Deferred income taxes                                 ***
       Prepaid expenses and other                            ***
                                                         -------
       TOTAL CURRENT ASSETS                                  ***

     OTHER ASSETS                                            ***
     PROPERTY, PLANT AND EQUIPMENT, NET                      ***
     DEFERRED INCOME TAXES                                   ***
     GOODWILL, NET                                           ***
     OTHER INTANGIBLE ASSETS, NET                            ***
                                                         -------
       TOTAL ASSETS                                      $   ***
                                                         =======

     LIABILITIES AND STOCKHOLDERS' EQUITY
     CURRENT LIABILITIES:
       Accounts payable                                  $   ***
       Accrued compensation                                  ***
       Other accrued liabilities                             ***
       Income taxes                                          ***
                                                         -------
       TOTAL CURRENT LIABILITIES                             ***
                                                         -------

     LONG-TERM DEBT                                          ***
     OTHER NONCURRENT LIABILITIES                            ***
                                                         -------
                                                             ***
                                                         -------

       NET ASSETS                                        $   ***
                                                         =======



    *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.



    CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
    PAGE NR-41


                                                            NEWELL RUBBERMAID INC.
                                                                   SWISH UK
                                                         PROJECTED INCOME STATEMENTS
                                                            (Dollars in millions)

                                                                                          Projections
                                             -------------------------------------------------------------------------------------
                                                12 mths         12 mths           12 mths           12 mths           12 mths
                                             ended 6/30/05    ended 6/30/06     ended 6/30/07     ended 6/30/08     ended 6/30/09
                                             -------------   ---------------   ---------------   ---------------   ---------------
                                                                $       %         $       %         $       %         $       %
                                                                  Year 1            Year 2            Year 3            Year 4
                                                             ---------------   ---------------   ---------------   ---------------
    INCOME STATEMENT:
      Revenue growth                                                              ***               ***               ***
      Net sales                              $         ***   $  ***      ***  $   ***      ***   $  ***      ***   $  ***      ***
      Cost of products sold                                     ***      ***      ***      ***      ***      ***      ***      ***
                                             -------------   ------           -------            ------            ------
      GROSS INCOME                                     ***      ***      ***      ***      ***      ***      ***      ***      ***

      Selling, general, and
       administrative expenses                                  ***      ***      ***      ***      ***      ***      ***      ***
                                             -------------   ------           -------            ------           -------
        OPERATING INCOME                               ***      ***      ***      ***      ***      ***      ***      ***      ***

      Income taxes                                     ***      ***      ***      ***      ***      ***      ***      ***      ***
                                             -------------   ------           -------            ------           -------

        DEBT-FREE INCOME                               ***      ***      ***      ***      ***      ***      ***      ***      ***
                                             =============   ======           =======            ======           =======

      Depreciation & amortization expense                       ***      ***      ***      ***      ***      ***      ***      ***
      Capital Expenditures                                      ***      ***      ***      ***      ***      ***      ***      ***
                                                             ------           -------            ------           -------
        CASH FLOW BEFORE W/C ADJUSTMENT                         ***               ***               ***               ***

      W/C Adjustment to cash flow                               ***               ***               ***               ***
                                                             ------           -------            ------           -------
        DEBT-FREE CASH FLOW                                     ***               ***               ***               ***
                                                             ======           =======            ======           =======

      FIXED ASSET PRESENT VALUE:
        Cash Flow Excluding Taxes                               ***               ***               ***               ***
        Risk Free Discount rate
         (Used for Fixed Asset Test)                            ***               ***               ***               ***
        Present Value of Cash flow for
         Fixed Asset                                            ***               ***               ***               ***

      INDEFINITE LIVED ASSET PRESENT VALUE:

        Long-term Discount Rate                                 ***               ***               ***               ***
        Present Value of Cash flow for
         Indefinite Lived Assets                                ***               ***               ***               ***


   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.


   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-42


        RESIDUAL VALUE:
          Residual cash flow
          Capitalization rate
          Residual value
          Discount factor
          Present value of residual value

           Indicated fair value for
            Indefinite Lived Asset Test


     WORKING CAPITAL ADJUSTMENT CALCULATION:

        Working Capital                                        ***      ***      ***      ***      ***      ***      ***      ***
                                                                      -----             -----             -----             -----
                                                                        ***               ***               ***               ***
                                                              W/C%      ***     W/C%      ***     W/C%      ***     W/C%      ***



     ASSUMPTIONS:
                                                            Risk Free         Long Term
     Discount Rate                                             ***               ***

     Revenue Growth                                            ***               ***               ***               ***

     ANNUAL PRODUCTIVITY
       COGS                                                    ***               ***               ***               ***
       SG&A                                                    ***               ***               ***               ***









     *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.




   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-43

                                                                                          Projections
                                                             ---------------------------------------------------------------------
                                                                 12 mths           12 mths           12 mths           12 mths
                                                              ended 6/30/10     ended 6/30/11     ended 6/30/12     ended 6/30/13
                                                             ---------------   ---------------   ---------------   ---------------
                                                                $       %         $       %         $       %         $       %
                                                                  Year 5            Year 6            Year 7            Year 8
                                                             ---------------   ---------------   ---------------   ---------------

    INCOME STATEMENT:
      Revenue growth                                            ***               ***               ***               ***
      Net sales                                              $  ***      ***   $  ***      ***   $  ***      ***    $ ***      ***
      Cost of products sold                                     ***      ***      ***      ***      ***      ***      ***      ***
                                                             -------           -------           -------            ------
      GROSS INCOME                                              ***      ***      ***      ***      ***      ***      ***      ***

      Selling, general, and
       administrative expenses                                  ***      ***      ***      ***      ***      ***      ***      ***
                                                             -------           -------           -------           -------
        OPERATING INCOME                                        ***      ***      ***      ***      ***      ***      ***      ***

      Income taxes                                              ***      ***      ***      ***      ***      ***      ***      ***
                                                             -------           -------           -------           -------

        DEBT-FREE INCOME                                        ***      ***      ***      ***      ***      ***      ***      ***
                                                             =======           =======           =======           =======

      Depreciation & amortization expense                       ***      ***      ***      ***      ***      ***      ***      ***
      Capital Expenditures                                      ***      ***      ***      ***      ***      ***      ***      ***
                                                             -------           -------           -------           -------
        CASH FLOW BEFORE W/C ADJUSTMENT                         ***               ***               ***               ***

      W/C Adjustment to cash flow                               ***               ***               ***               ***
                                                             -------           -------           -------           -------
        DEBT-FREE CASH FLOW                                     ***               ***               ***               ***
                                                             =======           =======           =======           =======

      FIXED ASSET PRESENT VALUE:
        Cash Flow Excluding Taxes                               ***               ***               ***               ***
        Risk Free Discount rate
         (Used for Fixed Asset Test)                            ***               ***               ***               ***
        Present Value of Cash flow for
         Fixed Asset                                            ***               ***               ***               ***     ***


      INDEFINITE LIVED ASSET PRESENT VALUE:

        Long-term Discount Rate                                 ***               ***               ***               ***
        Present Value of Cash flow for
         Indefinite Lived Assets                                ***               ***               ***               ***     ***



     *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.


   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-44






        RESIDUAL VALUE:
          Residual cash flow                                                                         ***
          Capitalization rate                                                      ***               ***
          Residual value                                                                           ------   ***
          Discount factor                                                Discount rate                      ***
                                                                                                          ------
          Present value of residual value                                          ***                                        ***
                                                                                                                           -------
           Indicated fair value for
            Indefinite Lived Asset Test                                                                                       ***


     WORKING CAPITAL ADJUSTMENT CALCULATION:

        Working Capital                                        ***   $  ***      ***   $  ***      ***   $  ***      ***   $  ***
                                                                     ------            ------            ------            ------
                                                                     $  ***            $  ***            $  ***            $  ***
                                                              W/C%      ***     W/C%      ***     W/C%      ***     W/C%      ***



     ASSUMPTIONS:

     Discount Rate

     Revenue Growth                                            ***                ***               ***               ***

     ANNUAL PRODUCTIVITY
       COGS                                                    ***                ***               ***               ***
       SG&A                                                    ***                ***               ***               ***







    *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.


   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-45



    NEWELL RUBBERMAID, INC. AND SUBSIDIARIES
    SWISH U.K
    (Dollars in millions)
    JUNE 30, 2005


                                                           Swish UK
                                                           --------

    ASSETS
    CURRENT ASSETS:
      Cash and Equivalents                                 $   ***
      Accounts receivable, net                                 ***
      Inventories, net                                         ***
      Deferred income taxes                                    ***
      Prepaid expenses and other                               ***
      Current assets of discontinued operations                ***
                                                           --------
      Total Current Assets                                     ***


    OTHER ASSETS                                               ***
    PROPERTY, PLANT AND EQUIPMENT, NET                         ***
    DEFERRED INCOME TAXES                                      ***
    GOODWILL, NET                                              ***
    OTHER INTANGIBLE ASSETS, NET                               ***
    OTHER ASSETS OF DISCONTINUED OPERATIONS                    ***
                                                           --------
      TOTAL ASSETS                                         $   ***
                                                           ========

    LIABILITIES AND STOCKHOLDERS' EQUITY
    CURRENT LIABILITIES
      Accounts payable                                     $   ***
      Accrued Compensation                                     ***
      Other accrued liabilities                                ***
      Income taxes                                             ***
      Notes payable                                            ***
      Current portion of long-term debt                        ***
      Current liabilities of discontinued operations           ***
                                                           --------
      TOTAL CURRENT LIABILITIES                                ***
                                                           --------

    LONG-TERM DEBT                                             ***
    OTHER NONCURRENT LIABILITIES                               ***
    OTHER LIABILITIES OF DISCONTINUED OPERATIONS               ***
                                                           --------
                                                               ***
                                                           --------
      NET ASSETS                                           $  76.7
                                                           ========




   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.




   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-46

   ATTACHMENT
   ----------

   April 24, 2006

   To:       Accounting Issues Manual
   From:     John Ellis
             Brian Wieber
   Re:       Goodwill Impairment

   BACKGROUND
   ----------

   Europe Home Decor (Home Decor) primarily designs, manufactures, packages and distributes drapery hardware and custom window treatments and related components for the European retail marketplace. For the year ended December 31, 2005, Home Decor revenues approximated $*** million. As of March 31, 2006, Home Decor had a net book value of approximately $*** million, including goodwill of $50.9. (SEE HOME DECOR STATEMENT OF NET ASSET AT EXHIBIT A.)

   In the first quarter of 2006, Newell Rubbermaid ("Newell") began exploring various options for the Home Decor business, including marketing the business for sale. In connection with this evaluation of alternatives, Newell obtained a better indication of the market value of the business and determined that the business had a net book value in excess of its fair value. Due to the apparent decline in value, Newell conducted a new impairment test in the first quarter, resulting in a $50.9 million impairment loss to write-off Home Decor's goodwill.

   ISSUES
   ------

   The issues are as follows:

   l. Determine if the Home Decor business qualifies as held for sale or as discontinued operations treatment as of March 31, 2006. If they do not qualify, determine if and when they will qualify.

   2. Determine whether there is impairment as of March 31, 2006, as a result of the marketing of this business.

   3.   Determine the appropriate disclosures to be made.

   ACCOUNTING GUIDANCE AND CONCLUSIONS
   -----------------------------------

   ISSUE 1

   Under the accounting rules (FASB Statement No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS), to qualify for discontinued operations treatment, a business has to be held for sale and meet the following criteria:


   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-47

        1. the operations and cash flows of the business have been (or will be) eliminated from the Company's ongoing operations as a result of the disposal transaction and

        2. the Company will not have any significant continuing involvement in the operations of the business after the disposal transaction.

   In order to qualify as held for sale, the following criteria must be met:

             a. Management, having the authority to approve the action, commits to a plan to sell the business.

             b. The business is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such businesses

             c. An active program to locate a buyer and other actions required to complete the plan to sell the business have been initiated.

             d. The sale of the business is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year,

             e. The business is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

             f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

   Newell concluded that Home Decor does not qualify as held for sale (and hence does not qualify for discontinued operations treatment) as of March 31, 2006. First, we evaluated the held for sale criteria as follows:

   APPROPRIATE MANAGEMENT AUTHORITY
   --------------------------------

   As of March 31, 2006, Newell remained in the process of marketing Home Decor for sale and only had approval to explore or assess the feasibility of selling the business. In order to commit to a plan to sell the businesses, Newell requires Board of Directors' (Board) approval. As of the date of this memorandum, such approval has not been granted. Under SEC Staff Accounting Bulletin No. 100, RESTRUCTURING AND IMPAIRMENT CHARGES, the SEC noted that if an entities policies require Board of Directors' approval, or management elects to seek Board approval, the appropriate level of authority would be that of the Board. Given the size of a Home Decor transaction and the fact that management will seek Board approval, the



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-48


   appropriate level of authority has not been granted and therefore the business should be classified as held and used.

   In addition to SAB 100, the appropriate management authority criteria is also clarified by Ernst & Young's Financial Reporting Developments guide ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS - FASB STATEMENT 144 (FRD 144). FRD 144 states that "if management with adequate authority instructs its personnel to merely explore or assess the feasibility of selling a long-lived asset (disposal group), a plan of sale has not been committed to.

   The appropriate management criteria will be satisfied only when the Board of Directors formally commits Newell to sell the business.

   SALE OF BUSINESS IN PRESENT CONDITION
   -------------------------------------

   A sale of the Home Decor business would be in its present condition, assuming Board approval is obtained.

   ACTIVE PROGRAM TO LOCATE A BUYER
   --------------------------------

   In the lst quarter of 2006, Newell commenced the process of identifying potential buyers, with management presentations scheduled in April for several interested parties.

   TRANSFER IS PROBABLE AND EXPECTED TO QUALIFY AS A SALE WITHIN 1 YEAR
   --------------------------------------------------------------------

   This criterion is not met as discussions with interested parties remain in preliminary stages, with key deal terms subject to negotiation. As such, no plan for sale is available to present to the Board to commit Newell. Since several rounds of negotiations and due diligence need to be conducted, at present there are no assurances that a sale would occur.

   BUSINESSES ACTIVELY MARKETED FOR SALE AT A REASONABLE PRICE
   -----------------------------------------------------------

   Newell believes its marketing efforts for sale of Home Decor is at a reasonable price, thereby satisfying this criteria.

   SIGNIFICANT CHANGES UNLIKELY
   ----------------------------

   This criterion is not met as negotiations are in preliminary stages and therefore no plan exists for the Board to commit Newell. It is thought more likely than not that an eventual sale may occur. However, several rounds of negotiations and due diligence need to be completed and there are no assurances that a sale would ultimately occur.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-49


   Under Statement No. 144, all of the aforementioned criteria must be satisfied in order to qualify as held for sale. Based on our analysis of the above criteria, all criteria are not satisfied and the business therefore does not qualify as held for sale as of March 31, 2006. The businesses would generally qualify as held for sale when the Board commits to a plan of sale.

   We further considered the additional criteria for discontinued operations as follows:

   CASH FLOWS OF BUSINESSES WILL BE ELIMINATED FROM THE ONGOING ENTITY
   -------------------------------------------------------------------

   Newell anticipates that the cash flows of Home Decor will be eliminated from Newell as part of any plan ultimately approved by the Board. Newell will evaluate this criterion as negotiations progress.

   SIGNIFICANT CONTINUING INVOLVEMENT
   ----------------------------------

   Newell's marketing of Home Decor does not contemplate retaining a significant equity interest or other financial stake. As such, we expect this criterion to be satisfied as part of any plan approved by the Board. Therefore, we would expect to recognize the results and losses associated with these businesses as a component of discontinued operations at the time a purchase agreement is agreed to and approved by management and ultimately the Board. Newell will continue to monitor this criterion.

   ISSUE 2

   FASB Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, is the appropriate accounting guidance related to goodwill impairment. Under FASB Statement No. 142, "Goodwill of a reporting unit shall be tested for impairment on an annual basis and between annual tests in certain circumstances." (Paragraph 26) Newell conducts its annual impairment test in the third quarter. In the third quarter, Newell concluded that there was no impairment to goodwill, and accordingly, no impairment loss was recorded. However, Statement No. 142 (Paragraph
   28) indicates that:

        "Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include:

        A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of"

   Based on the marketing of the business and management's intention to exit non-strategic businesses in its portfolio, Newell determined that



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-50


   the goodwill of the underlying businesses should be tested for impairment as of March 31, 2006.

   The next step was to determine the estimated fair value of the businesses. Under FASB Statement No. 142 (Paragraph 23 and 24),

        "The fair value of an asset (or liability) is the amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Thus, the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties.

        If quoted market prices are not available, the estimate of fair value shall be based on the best information available, including prices for similar assets and liabilities and the results of using other valuation techniques."

   In April 2006, Newell and *** commenced preliminary negotiations, the terms of which are contained in a draft letter of intent.
   Newell concluded that the preliminary offer expressed by *** in the draft LOI presents an estimate as to the fair value of the businesses. Certainly the preliminary offer is subject to deeper negotiation, due diligence, and acceptance by Newell prior to commitment to a sale by the Board, however the offer indicates that the fair value of the businesses is less than its net book value. Newell is currently considering the terms expressed in the LOI and has advanced to due diligence with ***. ***.


   The LOI provides for a price between *** million to *** million Euro for Home Decor. ***. Thus, the fair value of the Home Decor businesses appears to be approximately $*** million (*** million Euro - *** million Euro at 1.2 FX) ***. Based on a $*** million estimate of fair value, Newell concluded it should write-off Home Decor's existing goodwill ($50.9 million) as an impairment loss in the first quarter of 2006.

   Consistent with past practice, Newell further evaluated Home Decor for evidence of held and use impairment under FAS No. 144. (See Exhibit B for the undiscounted cash flows calculation.) Given the current stage of negotiations between Newell and ***, management estimates the probability of "hold" versus "sell" of the business at 60% and 40%, respectively. As the Board has yet to approve a plan for sale, a "sell" probability less than 50% is deemed reasonable.

   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.


   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-51


   Undiscounted cash flows from operating Home Decor were estimated based upon cash flow projections derived from the April 2006 investor presentations. An eight year period is assumed in the undiscounted cash flow analysis which represents the remaining useful life of the business' primary manufacturing assets. For the sell scenario, management estimated fair value using the aforementioned $*** million value, reflecting negotiations to date with ***.

   Total cash flows under a hold versus sell strategy were approximately $*** million and $*** million, respectively, resulting in weighted average probability cash flows of $*** million. As of March 31, 2006, Home Decor long-lived assets totaled $*** million ($*** million of PP&E + $*** million of amortizable intangibles.) Based upon $*** million of weighted average probability cash flows, Newell concluded no held and use long-lived asset impairment existed as of March 31, 2006 since the cash flows exceed Home Decor's remaining net assets (both working capital and long-lived assets) as shown below:

   Home Decor net assets after goodwill write-off:
        Non-long lived assets (working capital)           $   ***
        Long-lived assets                                     ***
        Exclude cash on hand                                  ***
                                                          -------
   Home Decor net assets for held and use evaluation      $   ***

   Weighted Average Probability Cash Flows                $   ***

   Excess of Weighted Average Cash Flows over net assets  $   ***

   The weighted averages cash flows exceed Home Decor's net assets by approximately $*** million. As such, no held and use impairment exists as of March 31, 2006.

   CHANGE FROM THIRD QUARTER IMPAIRMENT TESTING
   --------------------------------------------

   When Newell conducted its annual impairment tests related to Home Decor in the third quarter, Newell considered the value of Home Decor on a held and used basis making a number of assumptions regarding future cash flows of the entities. Based on these analyses, Newell determined that the fair value was higher than the carrying value of the businesses and therefore, no impairment charge was recorded in the third quarter.

   Beginning it the 1st quarter of 2006, Newell began to market Home Decor, as the business did not fit the long-term strategy of Newell. Management believes that Newell has better opportunities to invest in its remaining businesses to generate higher financial returns. While these businesses could be improved with investment and significant management involvement (as assumed in the held and used valuation performed in the third quarter), management believes that the cost (capital and management resources) of improving these business outweighs its potential benefits. Newell's capital and management

   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.


   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-52


   resources are more appropriately being directed to its higher performing businesses.

   We have evaluated the cash flows of operating the Home Decor business in the future versus selling the businesses at the assumed $*** million *** valuation and determined that the potential sale is the appropriate strategy. As we have stated before, our priority is too divest our non-core businesses at reasonable valuations, and we believe we are executing that strategy.

   ISSUE 3

   Under FASB Statement No. 142, the following information is required to be disclosed:

        "For each goodwill impairment loss recognized, the following information shall be disclosed in the notes to the financial statements that include the period in which the impairment loss is recognized:

        a. A description of the facts and circumstances leading to the impairment

        b. The amount of the impairment loss and the method of determining the fair value of the associated reporting unit (whether based on quoted market prices, prices of comparable businesses, a present value or other valuation technique, or a combination thereof)."

   If the held for sale criteria is met after the balance sheet date, but before the issuance of the financial statements, the Company is required to make the disclosures as required for a held for sale entity. Specifically the following disclosures are required under FASB Statement No. 144 (Paragraph 47):

        "a. "a description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and, if not separately presented on the face of the statement, the carrying amount(s) of the major classes of assets and liabilities included as part of a disposal group

        b. the gain or loss recognized in accordance with paragraph 37 and if not separately presented on the face of the income statement, the caption in the income statement or the statement of activities that includes that gain or loss

        c. if applicable, amounts of revenue and pretax profit or loss reported in discontinued operations

        d. if applicable, the segment in which the long-lived asset (disposal group) is reported under Statement 131."

   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.


   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-53


   Consistent with the above disclosure provisions of FAS No. 142, Newell will include a note to its 1st quarter Form 10-Q describing the Home Decor goodwill impairment.

   Additionally, Newell will continue to monitor the status of the Home Decor transaction. If the held for sale criteria is met before the issuance of the financial statements, in accordance with FAS No. 144 Newell include appropriate disclosures in its Form 10-Q.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-54




   EXHIBIT A
   HOME DECOR - STATEMENT OF NET ASSETS
   (Dollars in millions)
   3/31/06


   ASSETS
   CURRENT ASSETS:
        Cash & cash equivalents            $    ***
        Accounts receivable, net                ***
        Inventories, net                        ***
        Prepaid expenses and other              ***
                                           --------
        TOTAL CURRENT ASSETS                    ***

   OTHER ASSETS                                 ***
   PROPERTY, PLANT AND EQUIPMENT, NET           ***
   GOODWILL, NET                                ***
   OTHER INTANGIBLE ASSETS, NET                 ***
                                           --------
        TOTAL ASSETS                       $    ***
                                           ========

   LIABILITIES
   CURRENT LIABILITIES:
        Accounts payable                        ***
        Accrued compensation                    ***
        Other accrued liabilities               ***
        Income taxes payable                    ***
                                           --------
        TOTAL CURRENT LIABILITIES               ***

   OTHER NONCURRENT LIABILITIES                 ***
                                           --------
        TOTAL LIABILITIES                       ***

        NET ASSETS                              ***
                                           ========




   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.



   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-55




   HOME DECOR CONSOLIDATED
   FINANCIAL OVERVIEW - INDICATIVE P&L

                                        2006 Budget
                      --------------------------------------------
                               Central &                          2007   2008   2009    2010   2011   2012   2013
                      Northern Eastern   Southern           Sub-  Fore-  Fore-  Fore-   Fore-  Fore-  Fore-  Fore-
                       Europe  Europe     Europe  Brussels total  cast   cast   cast    cast   cast   cast   cast
                      -------- -------   -------- -------- -----  -----  ----   -----   -----  -----  -----  -----

     Net Sales            ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    *** A

       COGS               ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    *** B
         MARGIN           ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    ***

     Gross margin         ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    ***
       MARGIN             ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    ***

       Sales and
       Marketing          ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    *** C
         MARGIN           ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    ***

       General and
       Administrative     ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    *** C
         MARGIN           ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    ***

       Other              ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    *** C
         MARGIN           ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    ***

     Operating Income     ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    ***
         MARGIN           ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    ***

       Central
       Charges            ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    ***
         MARGIN           ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    ***

     Adjusted
     Operating
     Income               ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    ***
       MARGIN             ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    ***

     Add-back:
       Depreciation                                           ***    ***    ***    ***    ***    ***    ***    ***
     Less:  Capital                                           ***    ***    ***    ***    ***    ***    ***    ***
       Expenditures
     Adjusted Cash
     Flow                 ***      ***       ***     ***      ***    ***    ***    ***    ***    ***    ***    ***


     Forecast Assumptions
     A        Annual Sales Growth                                           ***    ***    ***    ***    ***    ***
     B        Annual Productivity                                           ***    ***    ***    ***    ***    ***
     C        Annual COLI                                                   ***    ***    ***    ***    ***    ***



   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.


   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   PAGE NR-56




     Weighted Average Probability Analysis of Cash Flows:

                                  Operating                                               Weighted
                                  Cash Flows   Net Proceeds   Total Cash                Average Cash
                                  of Business   from Sale       Flows     Probability     Flows        Comments
                                  -----------  ------------   ----------  -----------   ------------   --------
     8-Year Cash Flow                   ***                       ***        ***              ***        Hold
     6-Month Cash Flow                  ***         ***           ***        ***              ***        Sell
                                                                                            -----
     Weighted Average Cash Flows                                                              ***
                                                                                            =====
























   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.